THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

August 9, 2011

John Stickel
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833

Dear Mr. Stickel:

  In response to your letter of comments dated December 21, 2010, please be advised as follows:

General

1.           The Company is a start-up company and therefore is not a “shell company”.  As set forth in Footnote 172 to SEC Release No. 33-8869, “Contrary to commenters’ concerns, Rule 144(i)(1)(i) was not intended to capture a ‘startup company’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations’.”

2.           The language has been revised to throughout to reflect Mr. Nagy as the sole officer and directors.

Front Cover of the Registration Statement

3.           The Company currently does not have an employer ID number is not required to have one at this time.

Outside Front Cover Page of the Prospectus

4.           The disclosure you have requested has been provided.

5.           The information has been deleted.

6.           Starflick.com will not use the prospectus prior to the effective date of the registration statement.

Summary of Our Offering

Our Business

7.           The information you have requested has been provided.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
August 9, 2011
Page 2

8.           The information you have requested has been provided.

9.           The information you have requested has been provided.

10.         The information you have requested has been provided.

11.         The information you have requested has been provided.

12.         The disclosure you have requested has been provided.

13.         The revision you have requested has been provided.

14.         The revision you have requested has been provided.

The Offering

15.         The revision you have requested has been provided.

Risk Factors

16.         The risk factors you have requested have been provided.

17.         The risk factors you have requested have been provided.

18.         The term has been deleted.

19.         The statement has been removed.

Use of Proceeds

20.         The disclosure has been reconciled and matches Item 13 of Form S-1.

21.         The information has been revised as requested.

22.         The information has been reconciled.

23.         The information has been disclosed.

24.         The language has been clarified.

Dilution

25.         The information has been revised as requested.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
August 9, 2011
Page 3

Plan of Distribution

26.         The disclosure has been revised.

27.         The disclosure you have requested has been provided.

28.         The disclosure you have requested has been provided.

29.         The information you referred to has been deleted from the website.

Offering Period and Expiration Date

30.         The disclosure you have requested has been provided.

Management’s Discussion and Analysis or Plan of Operation

31.         The disclosure was included in error and has been deleted.

32.         The disclosure has been revised.

Plan of Operation

33.         The disclosure you have requested has been provided.

34.         The language has been deleted.

35.         The language has been deleted.

36.         The language has been revised and is now consistent.

37.         The disclosure you have requested has been provided.

38.         The language has been revised and reference to “arbitrarily chosen” has been deleted.

39.         The date has been deleted and the language revised.

40.         The information requested has been provided.

41.         The language has been revised.

42.         The language has been clarified.

43.         The disclosure requested has been provided.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
August 9, 2011
Page 4

44.         The descriptive adjectives have been deleted and the disclosure requested has been provided.

45.         The term has been defined.

46.         The language has been revised.

47.         The information requested has been provided.

48.         “Production board” has been defined.

49.         The information requested has been provided.

50.         “Principal photography” has been defined.

Business

51.         The information you have discussed is common knowledge in the industry and has not been revised.

52.         The language throughout the document has been revised to reflect we that the films will appeal to the mass audience.

53.         The disclosure has been corrected to reflect that the Company’s budget costs will be between $75,000 and $100,000.

The Digital Video Industry

54.         The disclosure requested has been provided and “unprecedented” has been deleted.

55.         The disclosure has been revised to reflect that it is the Company’s belief.

56.         The last sentence has been revised to reflect it is the Company’s belief.

Motion Picture Development and Production

57.         The disclosure has been corrected to reflect three months.

The DVD Industry

58.         The language has been deleted.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
August 9, 2011
Page 5

DVD Production

59.         The disclosure has been revised as requested.

The Internet Industry

60.         The disclosure has been revised and reconciled throughout the registration statement.

Our Philosophy

61.         The disclosure has been revised to reflect January 1, 2012.

62.         The language has been revised.

63.         The disclosure has been clarified and revised.

64.         The terms have been removed.

Feature Film Production

65.         The disclosure has been revised to reflect that the statements are the Company’s belief.

66.         The disclosure has been revised to reflect that the statements are the Company’s belief.

67.         The language has been revised as requested.

68.         The language has been deleted.

Financing Strategy

69.         The language has been deleted.

70.         The language has been deleted.

71.         The disclosure was included in error and has been deleted.

Distribution Agreements

72.         The risk factor has been added.

Competition

73.         The disclosure has been added to the Summary of Our Offering.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
August 9, 2011
Page 6

Intellectual Property Rights

74.         The risk factors have been added.

Management

75.         The language has been revised.

76.         Diploma has been changed to film studies.

Conflicts of Interest

77.         The disclosure has been revised.

Description of Securities

78.         The language has been deleted.

Certain Transactions

79.         The disclosure has been revised

Balance Sheet

80.         The $20,434 in initial capitalized website costs consisted of cash paid by the sole director and principal shareholder on behalf of the Company to 2 different third-party vendors.

81.         The following accounting policy disclosure was added to Footnote 2:

Impairment of long-lived assets – The Company reviews the carrying value of its capitalized website costs annually or whenever events or changes in circumstances indicate that the historical-cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the asset by comparing the undiscounted future net cash flows expected to result from the asset to its carrying value. If the carrying value exceeds the undiscounted future net cash flows of the asset, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived asset. Fair value is estimated based upon either discounted cash flow analysis or estimated salvage value.  Significant assumptions included the obtaining of the equity financing, anticipated expenses as projected, receipt of quality film scripts and film financing and production as described in the Form S-1 as amended.  No impairment charge was considered necessary in the initial period.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
August 9, 2011
Page 7

Signatures

82.         The signature page has been revised.

Exhibit 5.1

83.         Exhibit 5.1 has been revised.

Other

84.         The financial statements have not been updated.

85.         Currently dated consents have been provided.

86.         The information requested by Sonia Bednarowski has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Starflick.com